As filed with the U.S. Securities and Exchange Commission on September 26, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

AVEPOINT, INC.
(Name of Subject Company (Issuer))

AVEPOINT, INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for shares of common stock at an exercise price of $11.50 per share
(Title of Class of Securities)

053604112
(CUSIP Number of Class of Securities)

Tianyi Jiang
Chief Executive Officer and Director
AvePoint, Inc.
525 Washington Blvd, Suite 1400
Jersey City, NJ 07310
(201) 793-1111

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With copies to:

Brian Michael Brown AvePoint, Inc. 525 Washington Blvd, Suite 1400 Jersey City, NJ 07310 (201) 793-1111	John T. McKenna Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, originally filed by AvePoint, Inc., a Delaware corporation (“AvePoint” or the “Company”), with the U.S. Securities and Commission (the “SEC”) on August 27, 2024, as amended by Amendment No. 1 filed with the SEC on September 9, 2024 (the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase for cash up to 17,576,241 of its outstanding public warrants to purchase shares of its common stock, par value $0.0001 per share at a price of $2.50 per warrant, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”) and the related Letter of Transmittal and Consent, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Schedule TO is intended to satisfy the reporting requirements of Rules 13e-3 and 13e-4 under the Securities Exchange Act of 1934, as amended.

Only those items amended are reported in this Amendment No. 2. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, including the exhibits thereto, remains unchanged and is hereby expressly incorporated into this Amendment No. 2 by reference. Capitalized terms used herein but not defined herein shall have the meaning ascribed to such terms in the Schedule TO.

Items 1 through 11

The information set forth in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer expired at 12:00 midnight, Eastern Time at the end of the day on September 24, 2024 (the “Expiration Date”), in accordance with its terms. 1,596,314 Warrants were validly tendered and not validly withdrawn from the Offer representing approximately 9.1% of the outstanding Warrants. The Company has accepted all validly tendered Warrants for purchase and expects to settle such purchase promptly. Pursuant to the terms of the Offer, the Company expects to pay an aggregate of approximately $4.0 million in cash to purchase the validly tendered Warrants.

In addition, pursuant to the Consent Solicitation, the Company received the approval of the holders of approximately 9.1% of the outstanding Warrants, which was less than 50.1% of the holders of Warrants required to effect the Warrant Amendment.

On September 26, 2024, the Company issued a press release to announce the results of the Offer. A copy of the press release is filed as Exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

(a) Exhibits

Exhibit Number	Description
(a)(1)(A)*	Amended and Restated Offer to Purchase and Consent Solicitation, dated September 9, 2024.
(a)(1)(B)*	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 27, 2024.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 27, 2024.
(a)(5)(i)*	Press Release, dated August 27, 2024, announcing cash tender offer for AvePoint, Inc. warrants.
(a)(5)(ii)

Press Release, dated September 26, 2024, announcing the results of the cash tender offer for AvePoint, Inc. warrants (incorporated by reference to Exhibit 99.1 to AvePoint, Inc.’s Form 8-K filed September 26, 2024.)

(c)*	Presentation of Evercore Group L.L.C., August 2024.
(d)*	Warrant Agreement, dated September 19, 2019, between Apex Technology Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent.
107*	Filing Fee Table

(b) Filing Fee Exhibit

Filing Fee Exhibit is filed herewith.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: September 26, 2024

AVEPOINT, INC.

By:	/s/ Brian Michael Brown
	Name:	Brian Michael Brown
	Title:	Chief Legal & Compliance Officer and Secretary